SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                SCHEDULE 13G
                               (Rule 13d-102)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                        PURSUANT TO RULE 13d-2(b)
                             (Amendment No. 4)




                      FIRST KEYSTONE FINANCIAL, INC.
_____________________________________________________________________________
                             (Name of Issuer)



                 COMMON STOCK, $0.01 PAR VALUE PER SHARE
_____________________________________________________________________________
                      (Title of Class of Securities)



                               320655 10 3
_____________________________________________________________________________
                              (CUSIP Number)



                             December 31, 2000
_____________________________________________________________________________
         (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [x] Rule 13d-1(b)


                             Page 1 of 6 Pages



CUSIP NO. 320655 10 3                                       Page 2 of 6 Pages
_____________________                                       _________________


1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     First Keystone Financial, Inc. Employee Stock Ownership Plan Trust
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                 (b) [ ]
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3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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5.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
     VOTING POWER

     149,100
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6.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
     VOTING POWER

     158,533
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7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
     DISPOSITIVE POWER

     149,100
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8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED
     DISPOSITIVE POWER

     158,533
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     307,633
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

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11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     13.75%
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12.  TYPE OF REPORTING PERSON

     EP



CUSIP NO. 320655 10 3                                       Page 3 of 6 Pages
_____________________                                       _________________

ITEM 1(a) NAME OF ISSUER:

          First Keystone Financial, Inc.

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          22 West State Street
          Media, Pennsylvania 19063

ITEM 2(a) NAME OF PERSON FILING:

          First Keystone Financial, Inc. Employee Stock Ownership Plan Trust.

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          First Keystone Financial, Inc.
          22 West State Street
          Media, Pennsylvania   19063

ITEM 2(c) CITIZENSHIP:

          United States

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock, par value $0.01 per share

ITEM 2(e) CUSIP NUMBER:

          320655 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

          [x] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

ITEM 4.   OWNERSHIP.

          (a)  Amount beneficially owned:

          307,633



CUSIP NO. 320655 10 3                                       Page 4 of 6 Pages
_____________________                                       _________________


           (b) Percent of class:
               13.75% (Based upon 2,236,716 shares issued and outstanding at December 31, 2000.)

           (c) Number of shares as to which such person has:
               (i)   Sole power to vote or to direct the vote   149,100
               (ii)  Shared power to vote or to direct the vote 158,533
               (iii) Sole power to dispose or to direct the disposition of
                     149,100
               (iv) Shared power to dispose or to direct the disposition of 158,533

          The First Keystone Financial, Inc. Employee Stock Ownership Plan Trust ("Trust") was established pursuant to the First Keystone Financial, Inc. Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, the Trustees must vote the allocated shares held in the ESOP in accordance with the instructions of the participating employees. Unallocated shares held in the ESOP will be voted by the ESOP Trustees in the same proportion for and against proposals presented to shareholders as the ESOP participants and beneficiaries actually vote shares of Common Stock allocated to their individual accounts. Any allocated shares which either abstain on the proposal or are not voted will be disregarded in determining the percentage of stock voted for and against each proposal by the participants and beneficiaries.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          Not Applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Edward Calderoni, Edmond Jones and Donald A. Purdy ("Trustees") of the Trust, which holds 307,633 shares of common stock of which 158,533 shares had been or were in the process of being allocated to the accounts of participating employees as of December 31, 2000 and 149,100 shares of common stock which have not yet been allocated to the accounts of participating employees, and which will be voted by the Trustees pursuant to the terms of the ESOP and may be deemed to be beneficially owned by the Trust. The ESOP does not own more than 5% on behalf of another person.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not Applicable.



CUSIP NO. 320655 10 3                                       Page 5 of 6 Pages
_____________________                                       _________________


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not Applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not Applicable.

ITEM 10.  CERTIFICATIONS.

          By signing below, we certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP NO. 320655 10 3                                       Page 6 of 6 Pages
_____________________                                       _________________

                                 SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 FIRST KEYSTONE FINANCIAL, INC. EMPLOYEE STOCK OWNERSHIP PLAN TRUST



Date: February 12, 2001          By: /s/ Edward Calderoni
                                    --------------------------------------
                                    Name:  Edward Calderoni
                                      Trustee for First Keystone Financial,
                                      Inc. Employee Stock Ownership Plan Trust


Date: February 12, 2001          By: /s/ Edmond Jones

                                    --------------------------------------
                                    Name:  Edmond Jones
                                      Trustee for First Keystone Financial,
                                      Inc. Employee Stock Ownership Plan Trust


Date: February 12, 2001          By: /s/ Donald A. Purdy
                                    --------------------------------------
                                    Name:  Donald A. Purdy
                                      Trustee for First Keystone Financial,
                                      Inc. Employee Stock Ownership Plan Trust